Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated July 25, 2023 and should be read in conjunction with the unaudited consolidated financial statements for the period ended June 30, 2023 and the audited consolidated financial statements for the year ended December 31, 2022, for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended June 30, 2023, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this MD&A are in Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States (“U.S.”) dollars.
Overview
The Company’s second quarter results were highlighted with the closing of its strategic $1.70 billion Alberta Montney acquisition on May 10, 2023. The Company acquired production of approximately 38,000 boe/d and approximately 235,000 net acres of contiguous land with Montney rights. The acquisition was funded with existing cash on hand and through the Company's bank credit facilities.
Production averaged 155,031 boe/d for the three months ended June 30, 2023, up 20 percent from the second quarter of 2022, primarily attributable to the Alberta Montney acquisition as well as higher volumes in the Kaybob Duvernay, partially offset by downtime related to the Alberta wildfires. Development capital expenditures were $230.1 million with 26 (25.4 net) wells drilled. The Company remains on track to achieve its 2023 guidance for average annual production of 160,000 to 166,000 boe/d, based on development capital expenditures of $1.15 to $1.25 billion.
The Company reported adjusted funds flow from operations of $552.6 million and adjusted net earnings from operations of $205.4 million for the second quarter. Despite weaker benchmark crude oil prices, the Company continued to maintain a strong operating netback of $41.02 per boe and generated excess cash flow of $277.8 million. During the second quarter, the Company repaid senior note maturities totaling $445.0 million and exited the quarter with $3.00 billion in net debt or 1.4 times net debt to adjusted funds flow from operations. Subsequent to the Montney acquisition, the Company plans to reduce its net debt through a combination of excess cash flow generation and targeted asset divestments.
Crescent Point continued to execute on its return of capital framework during the second quarter, returning $166.7 million or 60 percent of its excess cash flow to shareholders through share repurchases and dividends. Crescent Point repurchased 9.7 million shares for $93.1 million during the second quarter, accounting for the largest allocation of the return of capital. In the first half of 2023, total return of capital to shareholders was $269.9 million.
Adjusted funds flow from operations, adjusted net earnings from operations, operating netback, excess cash flow, net debt, net debt to adjusted funds flow from operations and total return of capital are specified financial measures that do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Results of Operations
Production

	Three months ended June 30			Six months ended June 30
	2023	2022	% Change	2023	2022	% Change
Crude oil and condensate (bbls/d)	101,347	91,250	11	97,045	92,106	5
NGLs (bbls/d)	18,911	16,139	17	18,443	16,586	11
Natural gas (mcf/d)	208,640	130,724	60	190,268	133,679	42
Total (boe/d)	155,031	129,176	20	147,199	130,972	12
Crude oil and liquids (%)	78	83	(5)	78	83	(5)
Natural gas (%)	22	17	5	22	17	5
Total (%)	100	100	—	100	100	—

CRESCENT POINT ENERGY CORP.	1

The following is a summary of Crescent Point's production by area:

	Three months ended June 30			Six months ended June 30
Production By Area (boe/d)	2023	2022	% Change	2023	2022	% Change
Saskatchewan	63,387	71,189	(11)	63,856	71,601	(11)
Alberta	68,078	41,646	63	60,931	41,533	47
North Dakota	23,566	16,341	44	22,412	17,838	26
Total	155,031	129,176	20	147,199	130,972	12
The Company's average production for the three and six months ended June 30, 2023, was 155,031 boe/d and 147,199 boe/d, respectively, an increase of 20 percent and 12 percent from the same periods in 2022. The increase is primarily due to the Alberta Montney and Kaybob Duvernay acquisitions, which closed in May 2023 and January 2023, respectively, and growth in the Kaybob Duvernay and North Dakota Bakken as result of the Company's successful development capital program. This was partially offset by the impact of the Alberta wildfires in May 2023 and the disposition of non-core Saskatchewan Viking assets in July 2022.
The Company's weighting to crude oil and natural gas liquids ("NGLs") production in the three and six months ended June 30, 2023, decreased by 5 percent from the 2022 comparative periods. The decrease was primarily due to the Alberta Montney and Kaybob Duvernay acquisitions and the disposition of oil weighted assets in the Saskatchewan Viking.
Exhibit 1
Marketing and Prices

	Three months ended June 30			Six months ended June 30
Average Selling Prices (1)	2023	2022	% Change	2023	2022	% Change
Crude oil and condensate ($/bbl)	92.26	134.50	(31)	93.18	124.04	(25)
NGLs ($/bbl)	26.45	50.57	(48)	32.16	49.17	(35)
Natural gas ($/mcf)	2.81	8.02	(65)	3.46	6.77	(49)
Total ($/boe)	67.31	109.44	(38)	69.93	100.36	(30)
(1)The average selling prices reported are before realized commodity derivatives and transportation.

CRESCENT POINT ENERGY CORP.	2

	Three months ended June 30			Six months ended June 30
Benchmark Pricing	2023	2022	% Change	2023	2022	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	73.75	108.42	(32)	74.92	101.44	(26)
WTI crude oil (Cdn$/bbl)	98.99	138.47	(29)	100.97	128.89	(22)
Crude Oil and Condensate Differentials
LSB crude oil (Cdn$/bbl) (2)	(5.25)	(1.92)	173	(6.98)	(3.47)	101
FOS crude oil (Cdn$/bbl) (3)	(18.54)	(14.30)	30	(24.81)	(15.36)	62
UHC crude oil (US$/bbl) (4)	2.18	4.29	(49)	2.51	2.91	(14)
MSW crude oil (Cdn$/bbl) (5)	(4.16)	(0.65)	540	(4.02)	(2.21)	82
C5+ condensate (Cdn$/bbl) (6)	(1.97)	(0.09)	2,089	1.50	1.08	39
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (7)	2.45	7.24	(66)	2.84	6.00	(53)
AECO monthly index natural gas (Cdn$/mcf)	2.34	6.27	(63)	3.34	5.43	(38)
NYMEX natural gas (US$/mmbtu) (8)	2.10	7.17	(71)	2.76	6.05	(54)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.745	0.783	(5)	0.742	0.787	(6)
(1)WTI refers to the West Texas Intermediate crude oil price.
(2)LSB refers to the Light Sour Blend crude oil price.
(3)FOS refers to the Fosterton crude oil price, which typically receives a premium to the Western Canadian Select ("WCS") price.
(4)UHC refers to the Sweet at Clearbrook crude oil price.
(5)MSW refers to the Mixed Sweet Blend crude oil price.
(6)C5+ condensate refers to the Canadian C5+ condensate index.
(7)AECO refers to the Alberta Energy Company natural gas price.
(8)NYMEX refers to the New York Mercantile Exchange natural gas price.
Benchmark crude oil prices weakened in the three and six months ended June 30, 2023, compared to the same periods in 2022, primarily due to the global economic slowdown and the impact of rising interest rates to mitigate inflation. The weak economic recovery in China, along with U.S. and European banking turmoil resulted in additional downward pressure on crude oil demand. The U.S. debt-ceiling negotiation provided further economic uncertainty and record U.S. production contributed to increased global crude inventories. Russian crude oil production remained resilient despite European sanctions, as more Russian barrels were sold to Asian refineries.
Natural gas prices significantly weakened in the three and six months ended June 30, 2023, compared to the same periods in 2022, primarily due to a mild winter across most of the northern hemisphere, which led to reduced demand and smaller inventory draws than anticipated. The AECO daily benchmark price decreased 66 percent and 53 percent, respectively, in the three and six months ended June 30, 2023, compared to the same periods in 2022. The NYMEX benchmark price decreased 71 percent and 54 percent, respectively, in the three and six months ended June 30, 2023, compared to the same periods in 2022.
Exhibit 2
FOS crude oil differentials weakened in the three and six months ended June 30, 2023, compared to the same periods in 2022, primarily due to wider WCS differentials. WCS crude oil differentials were abnormally narrow in the second quarter of 2022 as refiners secured supplies of sour crude in anticipation of sanctions against Russian crude oil. WCS crude oil differentials weakened in the six months ended June 30, 2023, compared to the same periods in 2022, primarily due to outages in the first quarter of 2023 at North American refineries that process heavy crude oil, resulting in an oversupply of heavy barrels. LSB crude oil differentials weakened in the three and six months ended June 30, 2023, compared to the same periods in 2022, primarily due to lower market prices for heavy crude oil, which in turn lowered the price for light sour crude oil barrels.

CRESCENT POINT ENERGY CORP.	3

MSW and UHC crude oil differentials weakened in the three and six months ended June 30, 2023, compared to the same periods in 2022, primarily due to a significant release of light sweet crude oil from the U.S. Strategic Petroleum Reserve and a surplus of naphtha in the U.S. Gulf Coast region.
Condensate differentials weakened in the three months ended June 30, 2023, compared to the same period in 2022, primarily due to high diluent inventories in western Canada and increased imports of C5 to Canada as a result of weaker prices at the Mont Belvieu, Texas sales point. Condensate differentials strengthened in the six months ended June 30, 2023, compared to the same period in 2022, primarily due to increased demand for diluent as oilsands production was restored after turnarounds in 2022. A large inventory draw in the first quarter of 2023 in Fort Saskatchewan to fill the Key Access Pipeline System also contributed to increased condensate demand.
For the three and six months ended June 30, 2023, the Company's average selling price for crude oil and condensate decreased 31 percent and 25 percent, respectively, from the same periods in 2022, primarily due to a 29 percent and 22 percent decrease in the Cdn$ WTI benchmark price, respectively, and a wider corporate oil price differential.
Crescent Point's corporate crude oil and condensate differential relative to Cdn$ WTI for the three months ended June 30, 2023, was $6.73 per bbl compared to $3.97 per bbl in the same period of 2022. The wider differential is primarily due to weaker LSB, FOS, UHC, MSW and C5+ differentials in the three months ended June 30, 2023. Crescent Point's corporate crude oil and condensate differential relative to Cdn$ WTI for the six months ended June 30, 2023, was $7.79 per bbl compared to $4.85 per bbl in the same period of 2022. The wider differential is primarily due to weaker LSB, FOS, UHC and MSW differentials, partially offset by slightly stronger C5+ differentials.
For the three and six months ended June 30, 2023, the Company's average selling price for NGLs decreased 48 percent and 35 percent, respectively, from the same periods in 2022, primarily due to a decline in propane and butane prices as a result of record high inventories in the U.S. and the lower WTI benchmark price.
The Company's average selling price for natural gas for the three and six months ended June 30, 2023, decreased 65 percent and 49 percent, respectively, compared to the same periods in 2022, primarily as a result of the decreases in the AECO daily and NYMEX benchmark prices.
Exhibit 3
Exhibit 4

CRESCENT POINT ENERGY CORP.	4

Commodity Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions while executing its strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, propane, natural gas, interest rates, the Company's share price and the US/Cdn dollar exchange rate through the use of derivatives with investment-grade counterparties.
The Company's crude oil and NGL derivatives are referenced to WTI and Conway C3, respectively. The Company's natural gas derivatives are referenced to NYMEX and the AECO monthly index. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options, to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil, NGLs and natural gas production and provides a measure of stability to the Company's cash flow. See Note 18 – "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended June 30, 2023, for additional information on the Company's derivatives.
The following is a summary of the realized commodity derivative gains (losses):

	Three months ended June 30			Six months ended June 30
($ millions, except volume amounts)	2023	2022	% Change	2023	2022	% Change
Average crude oil volumes hedged (bbls/d) (1)	30,852	46,750	(34)	25,953	46,750	(44)
Crude oil realized derivative gain (loss) (1)	20.9	(259.0)	(108)	11.1	(421.3)	(103)
per bbl	2.27	(31.19)	(107)	0.63	(25.27)	(102)
Average NGL volumes hedged (bbls/d)	—	500	(100)	—	500	(100)
NGL realized derivative loss	—	(0.4)	(100)	—	(1.0)	(100)
per bbl	—	(0.27)	(100)	—	(0.33)	(100)
Average natural gas volumes hedged (GJ/d) (2) (3)	34,000	25,055	36	32,011	32,480	(1)
Natural gas realized derivative gain (loss) (3)	4.4	(1.2)	(467)	6.8	(3.7)	(284)
per GJ	0.23	(0.10)	(330)	0.20	(0.15)	(233)
Average barrels of oil equivalent hedged (boe/d) (1) (3)	36,223	51,208	(29)	31,010	52,381	(41)

Total realized commodity derivative gains (losses) (1) (3)	25.3	(260.6)	(110)	17.9	(426.0)	(104)
per boe	1.79	(22.17)	(108)	0.67	(17.97)	(104)
(1)The crude oil realized derivative gain (loss) includes realized derivative gains and losses on financial crude oil price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial crude oil price differential contracts.
(2)GJ/d is defined as gigajoules per day.
(3)The natural gas derivative gain (loss) includes realized derivative gains and losses on financial natural gas price differential contracts. The average natural gas volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial natural gas price differentials contracts.
The Company's realized derivative gains for crude oil were $20.9 million and $11.1 million for the three and six months ended June 30, 2023, respectively, compared to losses of $259.0 million and $421.3 million for the same periods in 2022. The realized derivative gains in the three and six months ended June 30, 2023, were primarily attributable to the lower Cdn$ WTI benchmark price compared to the Company's average derivative crude oil price.
Crescent Point's realized derivative gains for natural gas were $4.4 million and $6.8 million in the three and six months ended June 30, 2023, respectively, compared to losses of $1.2 million and $3.7 million for the same periods in 2022. The realized gains in 2023 are the result of the lower average AECO monthly index price compared to the Company's average derivative natural gas hedge price, partially offset by losses on the Company's natural gas differential contracts as a result of the narrower AECO to NYMEX differential.
Exhibit 5

CRESCENT POINT ENERGY CORP.	5

The following is a summary of the Company's unrealized commodity derivative gains (losses):

	Three months ended June 30			Six months ended June 30
($ millions)	2023	2022	% Change	2023	2022	% Change
Crude oil	7.2	85.6	(92)	35.2	(190.6)	(118)
NGLs	—	0.9	(100)	—	(0.7)	(100)
Natural gas	4.2	8.5	(51)	(3.2)	7.7	(142)
Total unrealized commodity derivative gains (losses)	11.4	95.0	(88)	32.0	(183.6)	(117)
In the three months ended June 30, 2023, the Company recognized a total unrealized derivative gain of $11.4 million on its commodity contracts compared to $95.0 million in the same period of 2022, primarily due to the decrease in Cdn$ WTI forward benchmark prices at June 30, 2023, compared to March 31, 2023, as well as the wider AECO to NYMEX differential at June 30, 2023, compared to March 31, 2023.
In the six months ended June 30, 2023, the Company recognized a total unrealized derivative gain of $32.0 million on its commodity contracts compared to a total unrealized derivative loss of $183.6 million in the same period of 2022, primarily attributable to the decrease in Cdn$ WTI forward benchmark prices at June 30, 2023, compared to December 31, 2022, partially offset by the maturity of in-the-money crude oil derivative contracts.
Oil and Gas Sales

	Three months ended June 30			Six months ended June 30
($ millions) (1)	2023	2022	% Change	2023	2022	% Change
Crude oil and condensate sales	850.8	1,116.9	(24)	1,636.8	2,067.9	(21)
NGL sales	45.5	74.2	(39)	107.3	147.6	(27)
Natural gas sales	53.3	95.4	(44)	119.1	163.7	(27)
Total oil and gas sales	949.6	1,286.5	(26)	1,863.2	2,379.2	(22)
(1)Oil and gas sales are reported before realized commodity derivatives.
Total oil and gas sales decreased by 26 percent and 22 percent in the three and six months ended June 30, 2023, respectively, compared to the same periods in 2022. The decreases were primarily due to the decrease in realized crude oil, NGL and natural gas prices, partially offset by the increase in production.
Exhibit 6
Royalties

	Three months ended June 30			Six months ended June 30
($ millions, except % and per boe amounts)	2023	2022	% Change	2023	2022	% Change
Royalties	124.0	172.7	(28)	248.5	319.1	(22)
As a % of oil and gas sales	13.1	13.4	(0.3)	13.3	13.4	(0.1)
Per boe	8.79	14.69	(40)	9.33	13.46	(31)
Royalties decreased 28 percent and 22 percent in the three and six months ended June 30, 2023, respectively, compared to the same periods in 2022. The decreases were largely due to the 26 percent and 22 percent decrease in oil and gas sales in the same respective periods.
Royalties as a percentage of oil and gas sales marginally decreased in the three months ended June 30, 2023, compared to the same period in 2022, primarily due to a higher favorable Gas Cost Allowance adjustment. Royalties as a percentage of oil and gas sales remained consistent in the six months ended June 30, 2023, with the 2022 comparative period.

CRESCENT POINT ENERGY CORP.	6

Exhibit 7
Operating Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2023	2022	% Change	2023	2022	% Change
Operating expenses	203.2	180.5	13	395.6	349.2	13
Per boe	14.40	15.36	(6)	14.85	14.73	1
Total operating expenses increased 13 percent in both the three and six months ended June 30, 2023, compared to the same periods in 2022. The increase in the second quarter of 2023 was primarily due to the acquisition of producing assets in the Alberta Montney and Kaybob Duvernay, which closed in May 2023 and January 2023, respectively.
Operating expenses per boe decreased 6 percent the three months ended June 30, 2023, compared to the same period in 2022, primarily due to higher production in the Kaybob Duvernay, North Dakota Bakken and Alberta Montney, all of which have lower associated per boe operating costs than the corporate average. Operating expenses per boe in the six months ended June 30, 2023, were consistent with the same period in 2022 due to the acquisitions of producing assets with lower associated per boe costs, offset by inflationary pressures in 2023.
Exhibit 8
Transportation Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2023	2022	% Change	2023	2022	% Change
Transportation expenses	43.7	33.2	32	79.2	65.8	20
Per boe	3.10	2.82	10	2.97	2.78	7
Transportation expenses increased 32 percent and 20 percent in the three and six months ended June 30, 2023, respectively, compared to the same periods in 2022, primarily due to higher production. On a per boe basis, transportation expenses increased by $0.28 per boe and $0.19 per boe in the three and six months ended June 30, 2023, respectively, compared to the same periods in 2022, primarily due to higher tariff rates associated with the Alberta Montney assets and increased trucking activity to access points of sale with favorable pricing.

CRESCENT POINT ENERGY CORP.	7

Exhibit 9
Netback

	Three months ended June 30			Six months ended June 30
	2023	2022		2023	2022
	Total (2) ($/boe)	Total (2) ($/boe)	% Change	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Oil and gas sales	67.31	109.44	(38)	69.93	100.36	(30)
Royalties	(8.79)	(14.69)	(40)	(9.33)	(13.46)	(31)
Operating expenses	(14.40)	(15.36)	(6)	(14.85)	(14.73)	1
Transportation expenses	(3.10)	(2.82)	10	(2.97)	(2.78)	7
Operating netback (1)	41.02	76.57	(46)	42.78	69.39	(38)
Realized gain (loss) on commodity derivatives	1.79	(22.17)	(108)	0.67	(17.97)	(104)
Netback (1)	42.81	54.40	(21)	43.45	51.42	(15)
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)The dominant production category for the Company's properties is crude oil and condensate. These properties include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.
The Company's operating netback for the three and six months ended June 30, 2023, decreased to $41.02 per boe and $42.78 per boe, respectively, from $76.57 per boe and $69.39 per boe from the same periods in 2022. The decrease in the Company's operating netback in the second quarter of 2023 was primarily due to the decrease in average selling price, partially offset by lower royalties and operating expenses. The decrease in the Company's operating netback for the six months ended June 30, 2023, was primarily due to the decrease in average selling price, partially offset by lower royalties. The decrease in the Company's netback in both the three and six months ended June 30, 2023, was a result of the decrease in the operating netback, partially offset by the realized gains on commodity derivatives in 2023 compared to realized losses in 2022.
Exhibit 10

CRESCENT POINT ENERGY CORP.	8

General and Administrative Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2023	2022	% Change	2023	2022	% Change
Gross general and administrative expenses	50.4	32.2	57	89.9	67.0	34
Overhead recoveries	(4.2)	(4.5)	(7)	(9.3)	(9.4)	(1)
Capitalized	(9.1)	(8.6)	6	(18.8)	(17.0)	11
Total general and administrative expenses	37.1	19.1	94	61.8	40.6	52
Transaction costs	(14.6)	(0.3)	4,767	(16.4)	(0.4)	4,000
General and administrative expenses	22.5	18.8	20	45.4	40.2	13
Per boe	1.59	1.60	(1)	1.70	1.70	—
General and administrative ("G&A") expenses increased 20 percent and 13 percent in the three and six months ended June 30, 2023, respectively, compared to the same periods in 2022. The increases in the three and six months ended June 30, 2023, were primarily attributable to higher employee costs and timing of contributions made under the Company's community investment program.
On a per boe basis, G&A remained consistent in the three and six months ended June 30, 2023, compared to the same periods in 2022, as the increases in total G&A discussed above were offset by higher production volumes.
Transaction costs relate to the Company's acquisition and disposition transactions. Refer to the Capital Acquisitions and Dispositions section in this MD&A for further information.
Exhibit 11
Interest Expense

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2023	2022	% Change	2023	2022	% Change
Interest expense on long-term debt	29.8	17.9	66	45.9	37.8	21
Unrealized (gain) loss on interest derivative contracts	1.7	(1.8)	(194)	1.6	0.3	433
Interest expense	31.5	16.1	96	47.5	38.1	25
Per boe	2.23	1.37	63	1.78	1.61	11
Interest expense on long-term debt increased 66 percent and 21 percent in the three and six months ended June 30, 2023, respectively, compared to the same periods in 2022, due to the Company's higher average debt balance and higher effective interest rates. The Company's hedged effective interest rates increased to 5.07 percent and 4.75 percent in the three and six months ended June 30, 2023, respectively, compared to 4.02 percent and 3.91 percent in the same periods in 2022. The increases reflect the increase in underlying benchmark rates and the higher proportion of the Company's debt at these higher floating rates.
At June 30, 2023, approximately 30 percent of the Company's outstanding long-term debt had fixed interest rates.

CRESCENT POINT ENERGY CORP.	9

Exhibit 12
Foreign Exchange Gain (Loss)

	Three months ended June 30			Six months ended June 30
($ millions)	2023	2022	% Change	2023	2022	% Change
Realized gain on CCS - principal	89.4	63.6	41	89.1	63.8	40
Translation of US dollar long-term debt	39.1	(49.8)	(179)	40.0	(30.7)	(230)
Unrealized loss on CCS - principal and foreign exchange swaps	(123.4)	(16.2)	662	(120.5)	(42.5)	184
Other	(0.9)	3.7	(124)	(1.4)	2.6	(154)
Foreign exchange gain (loss)	4.2	1.3	223	7.2	(6.8)	(206)
The Company hedges its foreign exchange exposure using a combination of cross currency swaps ("CCS") and foreign exchange swaps. During the three and six months ended June 30, 2023, the Company realized derivative gains of $89.4 million and $89.1 million, respectively, primarily on CCS related to senior guaranteed note maturities.
The Company records foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. During the three and six months ended June 30, 2023, the Company recorded foreign exchange gains of $39.1 million and $40.0 million, respectively, which were attributed to the stronger Canadian dollar at June 30, 2023, as compared to March 31, 2023 and December 31, 2022, respectively.
During the three and six months ended June 30, 2023, Crescent Point recorded unrealized derivative losses on CCS and foreign exchange swaps of $123.4 million and $120.5 million, respectively. The unrealized derivative losses were primarily due to the maturity of in-the-money CCS contracts and the stronger forward Canadian dollar on the Company's CCS at June 30, 2023, as compared to March 31, 2023 and December 31, 2022, respectively.
Share-based Compensation Expense

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2023	2022	% Change	2023	2022	% Change
Share-based compensation costs	5.2	17.1	(70)	22.7	53.4	(57)
Realized gain on equity derivative contracts	—	(0.3)	(100)	(25.8)	(26.1)	(1)
Unrealized (gain) loss on equity derivative contracts	2.5	(0.4)	(725)	30.0	5.8	417
Capitalized	(1.1)	(2.0)	(45)	(2.8)	(10.0)	(72)
Share-based compensation expense	6.6	14.4	(54)	24.1	23.1	4
Per boe	0.47	1.23	(62)	0.90	0.97	(7)
During the three and six months ended June 30, 2023, the Company recorded share-based compensation ("SBC") costs of $5.2 million and $22.7 million, respectively, compared to $17.1 million and $53.4 million in the same periods in 2022. The lower SBC costs in three and six months ended June 30, 2023, are primarily attributable to the lower number of awards outstanding, lower estimated performance achievements associated with the Performance Share Unit ("PSU") Plan in the second quarter of 2023 and the lower share price at June 30, 2023, compared to March 31, 2023 and December 31, 2022, respectively.

CRESCENT POINT ENERGY CORP.	10

During the three months ended June 30, 2023, the Company recognized an unrealized loss on equity derivative contracts of $2.5 million compared to an unrealized gain $0.4 million in the same period of 2022. The unrealized loss in the second quarter of 2023 is due to a decrease in the Company's share price at June 30, 2023, compared to March 31, 2023. In the six months ended June 30, 2023, the Company recognized an unrealized loss of $30.0 million compared to $5.8 million in the same period of 2022. The unrealized loss in 2023 was primarily due to the maturity of in-the-money equity derivative contracts in the first quarter of 2023 and the decrease in the Company's share price at June 30, 2023, compared to December 31, 2022. In the six months ended June 30, 2023, the Company also recognized a realized gain of $25.8 million on equity derivative contracts which matured during the first quarter of 2023.
Exhibit 13
The following table summarizes the number of restricted shares, Employee Share Value Plan ("ESVP") awards, PSUs, Deferred Share Units ("DSUs") and stock options outstanding:

	June 30, 2023	December 31, 2022
Restricted Share Bonus Plan (1)	1,485,382	2,244,738
Employee Share Value Plan	2,716,188	5,274,478
Performance Share Unit Plan (2)	3,394,823	2,713,176
Deferred Share Unit Plan	1,621,575	1,745,879
Stock Option Plan (3)	3,441,758	3,889,130
(1)At June 30, 2023, the Company was authorized to issue up to 9,820,879 common shares (December 31, 2022 - 11,210,550 common shares).
(2)Based on underlying units before any effect of performance multipliers.
(3)At June 30, 2023, the weighted average exercise price is $4.71 per share (December 31, 2022 - $4.43 per share).
As of the date of this report, the Company had 1,503,228 restricted shares, 2,782,542 ESVP awards, 3,414,362 PSUs, 1,632,908 DSUs and 3,441,758 stock options outstanding.
Depletion, Depreciation and Amortization

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2023	2022	% Change	2023	2022	% Change
Depletion and depreciation	259.2	237.8	9	488.3	448.0	9
Amortization of exploration and evaluation undeveloped land	5.3	4.6	15	7.9	11.2	(29)
Depletion, depreciation and amortization	264.5	242.4	9	496.2	459.2	8
Per boe	18.75	20.62	(9)	18.62	19.37	(4)
For the three and six months ended June 30, 2023, the Company's depletion, depreciation and amortization ("DD&A") rates decreased to $18.75 per boe and $18.62 per boe, respectively, compared to $20.62 per boe and $19.37 per boe in the same periods in 2022. The decreases in the DD&A rate per boe in 2023 were primarily attributable to the impairment loss recorded in the fourth quarter of 2022, which decreased the carrying value of the Company's property, plant and equipment ("PP&E").
DD&A expense increased 9 percent and 8 percent in the three and six months ended June 30, 2023, respectively, compared to the same periods in 2022, primarily due to higher production volumes in 2023, partially offset by lower DD&A rates.

CRESCENT POINT ENERGY CORP.	11

Exhibit 14
Impairment Reversal

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2023	2022	% Change	2023	2022	% Change
Impairment reversal	—	—	—	—	(1,484.9)	(100)
Per boe	—	—	—	—	(62.64)	(100)
In the first quarter of 2022, the Company recognized an impairment reversal of $1.48 billion on its development and production assets due to the increase in forecast benchmark commodity prices.
Taxes

	Three months ended June 30			Six months ended June 30
($ millions)	2023	2022	% Change	2023	2022	% Change
Current tax expense	—	—	—	—	—	—
Deferred tax expense	68.8	121.7	(43)	140.3	448.2	(69)
Current Tax Expense
In the three and six months ended June 30, 2023 and June 30, 2022, the Company recorded current tax expense of nil. Refer to the Company's Annual Information Form for the year ended December 31, 2022, for information on the Company's expected tax horizon, which is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.
Deferred Tax Expense
In the three and six months ended June 30, 2023, the Company recorded deferred tax expense of $68.8 million and $140.3 million, respectively, compared to $121.7 million and $448.2 million in the same periods of 2022. The deferred tax expense in the three and six months ended June 30, 2023, primarily relates to the pre-tax income recorded in the periods.

CRESCENT POINT ENERGY CORP.	12

Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income and Adjusted Net Earnings from Operations

	Three months ended June 30			Six months ended June 30
($ millions, except per share amounts)	2023	2022	% Change	2023	2022	% Change
Cash flow from operating activities	462.1	529.6	(13)	935.5	955.7	(2)

Adjusted funds flow from operations (1)	552.6	599.1	(8)	1,077.5	1,133.1	(5)

Net income	212.3	331.5	(36)	429.0	1,515.1	(72)
Net income per share - diluted	0.39	0.58	(33)	0.78	2.62	(70)

Adjusted net earnings from operations (1)	205.4	272.1	(25)	424.3	513.0	(17)
Adjusted net earnings from operations per share - diluted (1)	0.38	0.47	(19)	0.77	0.89	(13)
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Cash flow from operating activities decreased to $462.1 million in the second quarter of 2023 from $529.6 million in the second quarter of 2022. The decrease in cash flow from operating activities was primarily due to the lower operating netback, partially offset by increased production and realized gains on commodity derivatives compared to realized losses in 2022.
Exhibit 15

The Company's adjusted funds flow from operations ("FFO") decreased in the three months ended June 30, 2023, to $552.6 million, compared to $599.1 million in the same period of 2022. The decrease in adjusted FFO was primarily due to the lower operating netback, partially offset by increased production and realized gains on commodity derivatives compared to realized losses in 2022.
Exhibit 16

CRESCENT POINT ENERGY CORP.	13

In the three months ended June 30, 2023, the Company reported net income of $212.3 million ($0.39 per fully diluted share) compared to $331.5 million ($0.58 per fully diluted share) in the second quarter of 2022. The decrease in net income was primarily due to fluctuations in unrealized derivatives and the changes in adjusted FFO and DD&A, partially offset by fluctuations in foreign exchange on long-term debt and deferred tax.
Exhibit 17
The Company's adjusted net earnings from operations for the three months ended June 30, 2023, was $205.4 million ($0.38 per fully diluted share) compared to $272.1 million ($0.47 per fully diluted share) in the same period of 2022. The decrease was primarily due to the decrease in adjusted FFO, higher depletion and depreciation and higher transaction costs, partially offset by fluctuations in deferred tax.
Exhibit 18
Excess Cash Flow and Discretionary Excess Cash Flow
For the three and six months ended June 30, 2023, excess cash flow decreased to $277.8 million and $431.2 million, respectively, from $377.8 million and $667.1 million in the same periods of 2022. The decreases were primarily as a result of higher capital expenditures and lower adjusted FFO in 2023. Discretionary excess cash flow for the three and six months ended June 30, 2023, decreased to $223.0 million and $321.7 million, respectively, from $340.7 million and $604.1 million in the same periods of 2022, primarily attributable to the decrease in excess cash flow and the increase in base dividends.
Excess cash flow, discretionary excess cash flow and base dividends are specified financial measures that do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	14

Dividends Declared

	Three months ended June 30			Six months ended June 30
($ millions, except per share amounts)	2023	2022	% Change	2023	2022	% Change
Dividends declared	54.8	37.1	48	71.9	36.9	95
Dividends declared per share	0.100	0.065	54	0.132	0.065	103
In March 2023, the Company declared and paid a special cash dividend of $0.032 per share, which was based on fourth quarter 2022 results.
In May 2023, the Company declared a quarterly cash dividend of $0.100 per share to be paid on July 4, 2023.
Subsequent to the second quarter of 2023, the Company declared a special cash dividend, based on second quarter 2023 results, of $0.035 per share to be paid on August 15, 2023.
Capital Expenditures

	Three months ended June 30			Six months ended June 30
($ millions)	2023	2022	% Change	2023	2022	% Change
Capital acquisitions	1,702.7	0.3	567,467	2,074.7	1.2	172,792
Capital dispositions	(8.4)	(37.8)	(78)	(11.0)	(40.7)	(73)
Development capital expenditures	230.1	196.9	17	544.3	401.2	36
Land expenditures	7.1	3.6	97	8.4	9.3	(10)
Capitalized administration (1)	10.1	10.5	(4)	21.5	26.8	(20)
Corporate assets	1.8	0.5	260	2.3	1.0	130
Total	1,943.4	174.0	1,017	2,640.2	398.8	562
(1)Capitalized administration excludes capitalized equity-settled SBC.
Capital Acquisitions and Dispositions
Major Property Acquisitions and Dispositions
Alberta Montney Acquisition
On May 10, 2023, the Company closed the acquisition of Montney assets in Alberta for total consideration of $1.70 billion, prior to final closing adjustments ($1.62 billion was allocated to PP&E and $108.3 million was allocated to E&E, including $24.6 million related to decommissioning liability).
Kaybob Duvernay Acquisition
On January 11, 2023, the Company closed the acquisition of Kaybob Duvernay assets in Alberta for total consideration of $370.8 million, prior to final closing adjustments ($324.1 million was allocated to PP&E and $52.1 million was allocated to E&E, including $5.4 million related to decommissioning liability).
Minor Property Acquisitions and Dispositions
In the six months ended June 30, 2023, the Company completed minor property acquisitions and dispositions for net consideration received of $9.6 million.
Assets Held for Sale
At December 31, 2022, the Company classified certain non-core assets in Alberta as held for sale. These assets were recorded at the lesser of their carrying value and recoverable amount. These assets remain held for sale at June 30, 2023.
Development Capital Expenditures
The Company's development capital expenditures for the three months ended June 30, 2023, were $230.1 million, compared to $196.9 million in the same period of 2022. The increase in second quarter of 2023 was primarily due to increased activity in the North Dakota Bakken and the inflationary pressures that escalated throughout 2022. In the second quarter of 2023, 26 (25.4 net) wells were drilled and $17.9 million was spent on facilities and seismic ($14.1 million in the three months ended June 30, 2022).
The Company's development capital expenditures for the six months ended June 30, 2023, were $544.3 million, compared to $401.2 million in the same period of 2022. The increase in first half of 2023 was primarily due to increased activity in the North Dakota Bakken and the inflationary pressures that escalated throughout 2022. In the six months ended June 30, 2023, 76 (73.0 net) wells were drilled and $51.6 million was spent on facilities and seismic ($30.2 million in the six months ended June 30, 2022).
Refer to the Guidance section of this MD&A for Crescent Point's development capital expenditure guidance for 2023.

CRESCENT POINT ENERGY CORP.	15

Exhibit 19
Lease Liability
At June 30, 2023, the Company had $116.3 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.
Decommissioning Liability
The decommissioning liability, including liabilities associated with assets held for sale, increased by $38.9 million in the second quarter of 2023, from $698.8 million at March 31, 2023, to $737.7 million at June 30, 2023. The increase primarily relates to liabilities acquired through the Alberta Montney acquisition, partially offset by the Company's continued abandonment and reclamation program. The liability is based on estimated undiscounted cash flows before inflation to settle the obligation of $1.02 billion.
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	June 30, 2023	December 31, 2022
Net debt (1)	3,000.7	1,154.7
Shares outstanding	537,784,034	550,888,983
Market price at end of period (per share)	8.92	9.66
Market capitalization	4,797.0	5,321.6
Enterprise value (1)	7,797.7	6,476.3
Net debt as a percentage of enterprise value (1)	38	18
Adjusted funds flow from operations (1) (2)	2,176.8	2,232.4
Net debt to adjusted funds flow from operations (1) (3)	1.4	0.5
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
(3)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
At June 30, 2023, Crescent Point's enterprise value was $7.80 billion and the Company was capitalized with 62 percent equity compared to $6.48 billion and 82 percent at December 31, 2022, respectively. The Company's net debt to adjusted funds flow from operations ratio at June 30, 2023, increased to 1.4 times from 0.5 times at December 31, 2022. The increase was largely due to an increase in net debt as a result of the Alberta Montney and Kaybob Duvernay acquisitions in 2023.
Crescent Point's market capitalization decreased to $4.80 billion at June 30, 2023, from $5.32 billion at December 31, 2022, primarily due to the decrease in the Company's share price and shares purchased for cancellation under the Company's Normal Course Issuer Bid ("NCIB").

CRESCENT POINT ENERGY CORP.	16

Exhibit 20
(1)The sum of adjusted funds flow from operations for the trailing four quarters.
(2)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
At June 30, 2023, the Company had combined facilities of $2.76 billion. This includes a $2.26 billion syndicated unsecured credit facility with eleven banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank, both with a current maturity date of November 26, 2026. Both of these facilities constitute revolving credit facilities and are extendible annually. On May 10, 2023, concurrent with the closing of the Alberta Montney acquisition, Crescent Point implemented an additional $400.0 million syndicated unsecured revolving credit facility with ten banks that matures on May 10, 2025. As at June 30, 2023, the Company had approximately $2.12 billion drawn on its bank credit facilities, including $13.4 million outstanding pursuant to letters of credit.
At June 30, 2023, the Company has senior guaranteed notes of US$589.5 million and Cdn$105.0 million outstanding. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above.
Concurrent with the issuance of senior guaranteed notes with total principal of US$517.0 million, the Company entered into CCS to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the individual tranches of notes for purposes of interest and principal repayments at a notional amount of $606.9 million. See Note 18 - “Financial Instruments and Derivatives” in the unaudited consolidated financial statements for the period ended June 30, 2023, for additional information.
The Company is in compliance with all debt covenants at June 30, 2023. The covenants are listed in the table below:

Covenant Description	Maximum Ratio	June 30, 2023
Senior debt to adjusted EBITDA (1) (2)	3.5	1.09
Total debt to adjusted EBITDA (1) (3)	4.0	1.09
Senior debt to capital (2) (4)	0.55	0.31
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization, impairment and impairment reversals, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholders' equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company's ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities.
Shareholders' Equity
At June 30, 2023, Crescent Point had 537.8 million common shares issued and outstanding compared to 550.9 million common shares at December 31, 2022. The decrease of 13.1 million shares is primarily due to shares purchased for cancellation under the NCIB, partially offset by shares issued pursuant to the Restricted Share Bonus Plan and stock options exercised pursuant to the Stock Option Plan.
As of the date of this report, the Company had 536,108,527 common shares outstanding.
Normal Course Issuer Bid
On March 7, 2023, the Company announced the acceptance by the Toronto Stock Exchange of its notice to implement an NCIB. The NCIB allows the Company to purchase, for cancellation, up to 54,605,659 common shares, or 10 percent of the Company's public float, as at February 23, 2023. The NCIB commenced on March 9, 2023 and is due to expire on March 8, 2024. The Company's previous NCIB commenced on March 9, 2022, and expired on March 8, 2023.

CRESCENT POINT ENERGY CORP.	17

In the first half of 2023, the Company purchased 14.8 million common shares for total consideration of $141.6 million under its NCIB programs. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. All common shares purchased under the NCIB are cancelled.
Contractual Obligations and Commitments
At June 30, 2023, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Off balance sheet commitments
Operating (1)	11.4	12.1	9.6	9.5	42.6
Gas processing (2)	84.0	126.0	99.0	277.3	586.3
Transportation	84.0	135.1	97.9	57.0	374.0
Capital	12.2	21.9	—	—	34.1
Total contractual commitments (3)	191.6	295.1	206.5	343.8	1,037.0
(1)Includes operating costs on the Company's office space, net of $16.7 million of recoveries from subleases.
(2)Gas handling agreement with a gas processor that includes a long-term volume commitment. The agreement is only terminable in very limited circumstances and if the termination were to occur because of the Company's default, the Company would be obligated to pay its processing commitment. If the processor were to terminate the agreement, the Company would need to seek alternative processing arrangements.
(3)Excludes contracts accounted for under IFRS 16. See Note 9 - "Leases" in the unaudited consolidated financial statements for the period ended June 30, 2023, for further information.
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the six months ended June 30, 2023. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2022.
Changes in Accounting Policies
Income Taxes
IAS 12 Income Taxes was amended in May 2021 by the IASB which requires companies, on initial recognition, to recognize deferred tax on transactions that result in equal amounts of taxable and deductible temporary differences. The Company adopted the amendment in 2023 and the adoption did not have an impact on the Company's consolidated financial statements.

CRESCENT POINT ENERGY CORP.	18

Summary of Quarterly Results

	2023		2022				2021
($ millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Oil and gas sales	949.6	913.6	1,016.6	1,097.3	1,286.5	1,092.7	900.4	826.7

Average daily production
Crude oil and condensate (bbls/d)	101,347	92,695	90,759	91,762	91,250	92,971	88,544	92,206
NGLs (bbls/d)	18,911	17,970	17,770	17,198	16,139	17,039	20,884	18,176
Natural gas (mcf/d)	208,640	171,692	153,572	144,356	130,724	136,667	125,871	130,823
Total (boe/d)	155,031	139,280	134,124	133,019	129,176	132,788	130,407	132,186

Net income (loss)	212.3	216.7	(498.1)	466.4	331.5	1,183.6	121.6	77.5
Net income (loss) per share	0.39	0.39	(0.90)	0.83	0.58	2.05	0.21	0.13
Net income (loss) per share – diluted	0.39	0.39	(0.90)	0.82	0.58	2.03	0.21	0.13

Adjusted net earnings from operations (1)	205.4	218.9	209.8	242.9	272.1	240.9	160.0	142.6
Adjusted net earnings from operations per share (1)	0.38	0.40	0.38	0.43	0.48	0.42	0.27	0.25
Adjusted net earnings from operations per share – diluted (1)	0.38	0.40	0.38	0.43	0.47	0.41	0.27	0.24

Cash flow from operating activities	462.1	473.4	589.5	647.0	529.6	426.1	492.4	414.2

Adjusted funds flow from operations (1)	552.6	524.9	522.8	576.5	599.1	534.0	432.5	393.9

Adjusted working capital surplus (deficiency) (1)	(82.5)	(79.9)	95.1	47.9	(40.9)	(91.8)	(201.6)	(108.8)
Total assets	11,277.2	9,759.6	9,486.4	10,437.6	10,279.4	10,412.5	9,171.2	9,231.5
Total liabilities	4,597.5	3,113.8	2,993.0	3,224.6	3,501.3	3,901.2	3,765.9	3,897.4
Net debt (1)	3,000.7	1,436.3	1,154.7	1,198.3	1,467.9	1,775.2	2,005.0	2,138.8

Weighted average shares – diluted (millions)	545.3	552.7	559.2	567.4	575.9	582.7	587.7	587.1

Capital acquisitions	1,702.7	372.0	1.3	88.2	0.3	0.9	5.2	0.9
Capital dispositions	(8.4)	(2.6)	1.2	(244.1)	(37.8)	(2.9)	(0.1)	(3.8)
Development capital expenditures	230.1	314.2	246.4	308.5	196.9	204.3	229.5	187.1

Dividends declared	54.8	17.1	118.8	44.9	37.1	(0.2)	26.0	19.0
Dividends declared per share	0.1000	0.0320	0.2150	0.0800	0.0650	—	0.0450	0.0325
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Over the past eight quarters, the Company's oil and gas sales have fluctuated due to volatility in the crude oil, condensate and natural gas benchmark prices, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to acquisitions and dispositions, changes in its development capital spending levels and natural declines.
Net income (loss) has fluctuated over the past eight quarters primarily due to changes in PP&E impairment charges and reversals, changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with changes in forward market prices and foreign exchange rates, gains and losses on capital dispositions, and fluctuations in deferred tax expense or recovery.
Adjusted net earnings from operations has fluctuated over the past eight quarters, primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense.
Capital expenditures have fluctuated throughout this period due to the timing of acquisitions, dispositions and changes in the Company's development capital spending levels which vary based on a number of factors, including the prevailing commodity price environment.

CRESCENT POINT ENERGY CORP.	19

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses or changes in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the second quarter of 2023.
Guidance
Crescent Point's guidance for 2023 is as follows:

Total Annual Average Production (boe/d) (1)	160,000 - 166,000

Capital Expenditures
Development capital expenditures ($ millions)	$1,150 - $1,250
Capitalized administration ($ millions)	$40
Total ($ millions) (2)	$1,190 - $1,290

Other Information for 2023 Guidance
Reclamation activities ($ millions) (3)	$40
Capital lease payments ($ millions)	$20
Annual operating expenses ($/boe)	$13.75 - $14.75
Royalties	13.25% - 13.75%
(1)The total annual average production (boe/d) is comprised of approximately 75% Oil, Condensate & NGLs and 25% Natural Gas.
(2)Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic.
(3)Reflects Crescent Point's portion of its expected total budget.
Return of Capital Outlook

Base Dividend
Current quarterly base dividend per share	$0.10

Total Return of Capital (1)
% of excess cash flow	~60%
(1)Total return of capital is based on a framework that targets to return to shareholders the base dividend plus up to 50% of discretionary excess cash flow. Refer to the Specified Financial Measures section in this MD&A for further information on base dividends and discretionary excess cash flow.
Additional information relating to Crescent Point, including the Company's December 31, 2022, Annual Information Form, which along with other relevant documents are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

CRESCENT POINT ENERGY CORP.	20

Specified Financial Measures
Throughout this MD&A, the Company uses the terms “total operating netback”, “total netback”, "operating netback", "netback", "base dividends", "total return of capital", “adjusted funds flow from operations”, "excess cash flow", "discretionary excess cash flow", "adjusted working capital (surplus) deficiency", “net debt”, “enterprise value”, “net debt to adjusted funds flow from operations”, "net debt as a percentage of enterprise value", “adjusted net earnings from operations”, “adjusted net earnings from operations per share” and “adjusted net earnings from operations per share - diluted”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Total operating netback and total netback are historical non-GAAP financial measures. Total operating netback is calculated as oil and gas sales, less royalties, operating and transportation expenses. Total netback is calculated as total operating netback plus realized commodity derivative gains and losses. Total operating netback and total netback are common metrics used in the oil and gas industry and are used to measure operating results to better analyze performance against prior periods on a comparable basis. The most directly comparable financial measure to total operating netback and total netback is oil and gas sales.
The following table reconciles oil and gas sales to total operating netback and total netback:

	Three months ended June 30			Six months ended June 30
($ millions)	2023	2022	% Change	2023	2022	% Change
Oil and gas sales	949.6	1,286.5	(26)	1,863.2	2,379.2	(22)
Royalties	(124.0)	(172.7)	(28)	(248.5)	(319.1)	(22)
Operating expenses	(203.2)	(180.5)	13	(395.6)	(349.2)	13
Transportation expenses	(43.7)	(33.2)	32	(79.2)	(65.8)	20
Total operating netback	578.7	900.1	(36)	1,139.9	1,645.1	(31)
Realized gain (loss) on commodity derivatives	25.3	(260.6)	(110)	17.9	(426.0)	(104)
Total netback	604.0	639.5	(6)	1,157.8	1,219.1	(5)
Operating netback and netback are non-GAAP ratios and are calculated as total operating netback and total netback, respectively, divided by total production. Operating netback and netback are common metrics used in the oil and gas industry and are used to measure operating results on a per boe basis.
Base dividends is a historical non-GAAP financial measure and is calculated as dividends declared less special dividends declared as part of the Company’s return of capital framework and adjusted for the timing of the dividend record date. Base dividends are based on a framework that targets dividend sustainability at lower commodity prices, allows for flexibility in the capital allocation process and dividend growth over time, and assists in determining the additional return of capital to shareholders as part of the Company’s return of capital framework.
The following table reconciles dividends declared to base dividends:

	Three months ended June 30			Six months ended June 30
($ millions)	2023	2022	% Change	2023	2022	% Change
Dividends declared (1)	54.8	37.1	48	71.9	36.9	95
Dividend timing adjustment (2)	—	—	—	55.1	26.1	111
Special dividends	—	—	—	(17.5)	—	—
Base dividends	54.8	37.1	48	109.5	63.0	74
(1)Includes the impact of shares repurchased for cancellation under the NCIB on dividends payable.
(2)Dividends declared where the declaration date and record date are in different periods.
Total return of capital is a supplementary financial measure and is comprised of base dividends, special dividends and share repurchases, adjusted for the timing of special dividend payments.
Adjusted funds flow from operations is a capital management measure and is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the development stage of the Company's assets and operating areas. The most directly comparable financial measure to adjusted funds flow from operations is cash flow from operating activities. Adjusted funds flow from operations is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. See Note 13 – "Capital Management" in the unaudited consolidated financial statements for the period ended June 30, 2023, for additional information on the Company's capital management.

CRESCENT POINT ENERGY CORP.	21

Excess cash flow is a historical non-GAAP financial measure and is defined as adjusted funds flow from operations less capital expenditures, payments on lease liability, decommissioning expenditures funded by the Company, unrealized gains and losses on equity derivative contracts and other items (excluding net acquisitions and dispositions). The most directly comparable financial measure to excess cash flow disclosed in the Company's financial statements is cash flow from operating activities. Excess cash flow is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.
Discretionary excess cash flow is a historical non-GAAP financial measure and is defined as excess cash flow less base dividends. The most directly comparable financial measure to discretionary excess cash flow disclosed in the Company's financial statements is cash flow from operating activities. Discretionary excess cash flow is a key measure that assesses the funds available for reinvestment in the Company’s business or for return of capital to shareholders beyond the base dividend.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations, excess cash flow and discretionary excess cash flow:

	Three months ended June 30			Six months ended June 30
($ millions)	2023	2022 (1)	% Change	2023	2022 (1)	% Change
Cash flow from operating activities	462.1	529.6	(13)	935.5	955.7	(2)
Changes in non-cash working capital	70.0	64.7	8	109.8	166.1	(34)
Transaction costs	14.6	0.3	4,767	16.4	0.4	4,000
Decommissioning expenditures (2)	5.9	4.5	31	15.8	10.9	45
Adjusted funds flow from operations	552.6	599.1	(8)	1,077.5	1,133.1	(5)
Capital expenditures	(249.1)	(211.5)	18	(576.5)	(438.3)	32
Payments on lease liability	(5.3)	(5.1)	4	(10.6)	(10.2)	4
Decommissioning expenditures	(5.9)	(4.5)	31	(15.8)	(10.9)	45
Unrealized gain (loss) on equity derivative contracts	(2.5)	0.4	(725)	(30.0)	(5.8)	417
Other items	(12.0)	(0.6)	1,900	(13.4)	(0.8)	1,575
Excess cash flow	277.8	377.8	(26)	431.2	667.1	(35)
Base dividends	(54.8)	(37.1)	48	(109.5)	(63.0)	74
Discretionary excess cash flow	223.0	340.7	(35)	321.7	604.1	(47)
(1)Comparative period revised to reflect current period presentation.
(2)Excludes amounts received from government grant programs.
Adjusted working capital (surplus) deficiency is a capital management measure and is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, including deposit on acquisition. Adjusted working capital (surplus) deficiency is a component of net debt and is a measure of the Company's liquidity.
The following table reconciles adjusted working capital (surplus) deficiency:

($ millions)	June 30, 2023	December 31, 2022	% Change
Accounts payable and accrued liabilities	440.8	448.2	(2)
Dividends payable	54.2	99.4	(45)
Long-term compensation liability (1)	52.6	59.2	(11)
Cash	(14.0)	(289.9)	(95)
Accounts receivable	(375.1)	(327.8)	14
Prepaids and deposits (2)	(76.0)	(84.2)	(10)
Adjusted working capital (surplus) deficiency	82.5	(95.1)	(187)
(1)Includes current portion of long-term compensation liability and is net of equity derivative contracts.
(2)Includes deposit on acquisition.
Net debt is a capital management measure and is calculated as long-term debt plus adjusted working capital (surplus) deficiency, excluding the unrealized foreign exchange on translation of hedged US dollar long-term debt. The most directly comparable financial measure to net debt disclosed in the Company's financial statements is long-term debt. Net debt is a key measure of the Company's liquidity.
The following table reconciles long-term debt to net debt:

($ millions)	June 30, 2023	December 31, 2022	% Change
Long-term debt (1)	2,981.9	1,441.5	107
Adjusted working capital (surplus) deficiency	82.5	(95.1)	(187)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(63.7)	(191.7)	(67)
Net debt	3,000.7	1,154.7	160
(1)Includes current portion of long-term debt.

CRESCENT POINT ENERGY CORP.	22

Enterprise value is a supplementary financial measure and is calculated as market capitalization plus net debt. Enterprise value is used to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Net debt to adjusted funds flow from operations is a capital management measure and is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. Net debt as a percentage of enterprise value is a supplementary financial measure and is calculated as net debt divided by enterprise value. The measures of net debt to adjusted funds flow from operations and net debt as a percentage of enterprise value are used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors these measures and uses them as key measures in capital allocation decisions including capital spending levels, returns to shareholders including dividends and share repurchases, and financial considerations.
Adjusted net earnings from operations is a historical non-GAAP financial measure and is calculated based on net income before amortization of E&E undeveloped land, impairment or impairment reversals, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments, gains or losses on capital acquisitions and dispositions and deferred tax related to these adjustments. Adjusted net earnings from operations is a key measure of financial performance that is more comparable between periods. The most directly comparable financial measure to adjusted net earnings from operations disclosed in the Company's financial statements is net income.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2023	2022	% Change	2023	2022	% Change
Net income	212.3	331.5	(36)	429.0	1,515.1	(72)
Amortization of E&E undeveloped land	5.3	4.6	15	7.9	11.2	(29)
Impairment reversal	—	—	—	—	(1,484.9)	(100)
Unrealized derivative (gains) losses	116.2	(81.0)	(243)	120.1	232.2	(48)
Unrealized foreign exchange gain on translation of US dollar long-term debt (1)	(128.5)	(13.8)	831	(129.1)	(33.1)	290
Net (gain) loss on capital dispositions	(2.1)	0.1	(2,200)	(4.1)	(2.8)	46
Deferred tax adjustments	2.2	30.7	(93)	0.5	275.3	(100)
Adjusted net earnings from operations	205.4	272.1	(25)	424.3	513.0	(17)
(1)Added back to adjusted net earnings as the majority of US dollar denominated long-term debt is hedged.
Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are non-GAAP ratios and are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Adjusted net earnings from operations presents a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	23

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this MD&A, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Overview", "Commodity Derivatives", “Liquidity and Capital Resources” and “Guidance”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, propane, natural gas, the Company's share price, the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties;
● Return of capital framework, targeting the return of approximately 60 percent of excess cash flow;
● Crescent Point's use of derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● The extent and effectiveness of hedges;
● Plans to reduce net debt through a combination of excess cash flow generation and targeted asset divestments;

● Crescent Point's 2023 production and capital expenditures guidance, and other information forming part of the 2023 guidance;
● Crescent Point's return of capital outlook including dividend expectations and additional return of capital target to return up to 50% of discretionary excess cash flow to shareholders, in addition to the base dividend;
● The Company's liquidity and financial flexibility and ability to manage the impact of inflation and interest rates;
● The benefits of strategic acquisitions;
● NCIB expectations; and
● Estimated undiscounted and uninflated cash flows to settle decommissioning liability.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events and climate change; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general and as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company.
Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	24

Crude oil and condensate, and natural gas information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
The Company files its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards may be material.
The Montney Assets’ production as of May 2023 of 38,000 boe/d consists of 40% light crude oil, 13% NGLs and 47% shale gas.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil and condensate as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.
NI 51-101 includes condensate within the NGLs product type. The Company has disclosed condensate as combined with crude oil and separately from other natural gas liquids in this MD&A since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom.
The Company’s aggregate average production for the three and six months ended June 30, 2023 and June 30, 2022 and the references to “natural gas”, “crude oil" and "condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Light & Medium Crude Oil (bbl/d)	13,190	15,752	13,035	15,559
Heavy Crude Oil (bbl/d)	3,857	4,103	3,933	4,069
Tight Oil (bbl/d)	63,812	53,521	58,528	54,672
Total Crude Oil (bbl/d)	80,859	73,376	75,496	74,300

NGLs (bbl/d)	39,399	34,013	39,992	34,392

Shale Gas (mcf/d)	199,781	119,924	180,726	123,254
Conventional Natural Gas (mcf/d)	8,859	10,800	9,542	10,425
Total Natural Gas (mcf/d)	208,640	130,724	190,268	133,679

Total (boe/d)	155,031	129,176	147,199	130,972

CRESCENT POINT ENERGY CORP.	25

The Company’s aggregate production for the past eight quarters and the references to “natural gas”, “crude oil" and "condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

		2023	2022				2021
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Light & Medium Crude Oil (bbl/d)	13,190	12,879	13,671	12,347	15,752	15,365	15,517	15,046
Heavy Crude Oil (bbl/d)	3,857	4,010	3,870	4,102	4,103	4,034	4,226	4,199
Tight Oil (bbl/d)	63,812	53,184	52,095	54,030	53,521	55,837	55,965	58,233
Total Crude Oil (bbl/d)	80,859	70,073	69,636	70,479	73,376	75,236	75,708	77,478

NGLs (bbl/d)	39,399	40,592	38,893	38,481	34,013	34,774	33,720	32,904

Shale Gas (mcf/d)	199,781	161,459	142,803	134,049	119,924	126,622	115,482	117,339
Conventional Natural Gas (mcf/d)	8,859	10,233	10,769	10,307	10,800	10,045	10,389	13,484
Total Natural Gas (mcf/d)	208,640	171,692	153,572	144,356	130,724	136,667	125,871	130,823

Total (boe/d)	155,031	139,280	134,124	133,019	129,176	132,788	130,407	132,186

CRESCENT POINT ENERGY CORP.	26

Directors
Barbara Munroe, Chair (6)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (1) (2) (4)
Mindy Wight (1) (2)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Strategy & Sustainability
Michael Politeski
Senior Vice President, Finance and Treasurer
Shelly Witwer
Senior Vice President, Business Development
Justin Foraie
Vice President, Engineering and Marketing
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Shant Madian
Vice President, Capital Markets
(403) 693-0020

Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	27